UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

Linx S.A. (B3: LINX3; NYSE: LINX), publicly-held company headquartered in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, nº 7221, Cj 701, Bl A, Ed. Birmann 21, sala 1, Pinheiros, CEP 05425-902 ("Company") , in compliance with the provisions of article 157, paragraph 4, of Law 6,404, of December 15, 1976, as amended ("Brazilian Corporate Law"), in article 2, item XV of the Comissão de Valores Mobiliários Instruction ("CVM") No. 358, of January 3, 2002, as amended, and CVM Instruction No. 567, of September 17, 2015, as amended ("CVM Instruction 567"), informs the its shareholders and the market in general that its Board of Directors, at a meeting held on this date, approved the opening of the Company's Share Buyback Program ("Buyback Program").

Purpose

The purpose of the Buyback Program is to maximize the value generation for the shareholder through an efficient management of the capital structure, through the acquisition of the common shares of its own issue, to remain in treasury, bonus or later sale in the market, cancellation, without reducing the Company's capital stock, in compliance with the provisions of paragraph 1 of article 30 of the Brazilian Corporation Law, and in the rules set forth in ICVM 567/2015, and may also serve the exercise of deferred stock programs and, eventually, stock options.

Outstanding and treasury shares

The Company currently has 179,563,395 registered common shares, with no par value issued by the Company in circulation ("Outstanding Shares") and 9,845,565 common shares, registered book-entry shares with no par value held in treasury ("Treasury Shares"), equivalent to a total amount of  189,408,960 (one hundred and eighty-nine million, four hundred and eight thousand, nine hundred and sixty) common, registered, book-entry shares with no par value issued by the Company.

Amount of shares to be acquired

In its sole discretion and under the terms of the Share Buyback Program, the Company may acquire up to 8,100,000 (eighty million and one hundred thousand) common, nominative and book-entry shares with no par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

Price and trades

Shares will be acquired at B3 S.A. – Brasil, Bolsa e Balcão (“B3”), at market price, and it is up to the Company's Directors to decide the moment and the number of shares to be acquired, whether in one tranche or in many tranches, respecting the limits foreseen in the applicable regulation.

Share buyback program length

The maximum deadline to conduct the operation is 18 (eighteen) months, beginning on March 9, 2020 and ending on September 9, 2021.

Financial institutions

The acquisition of the Company's shares will be intermediated by CREDIT SUISSE (BRASIL) S.A. – Corretora de Títulos e Valores Mobiliários, inscribed in the corporate payroll of taxpayers under nº 33.987.793/0001-33, headquarted at Rua Leopoldo Couto de Magalhães Jr, n.º 700, 12º andar, CEP: 04542-000, São Paulo/SP, ITAÚ CORRETORA DE VALORES S.A., inscribed in the corporate payroll of taxpayers under nº 61.194.353/0001-64, headquarted at Avenida Brigadeiro Faria Lima, n. 3400, 10º andar, CEP: 04538-132, São Paulo/SP,  GOLDMAN SACHS DO BRASIL BANCO MÚLTIPLO S.A., inscribed in the corporate payroll of taxpayers under nº 04.332.281/0001-30, headquarted Rua Leopoldo de Magalhães Júnior, n. 700, 16º, 17º and 18º andares, CEP: 04542-000, São Paulo/SP and BANCO MORGAN STANLEY S.A., inscribed in the corporate payroll of taxpayers under nº 02.801.938/0001-36, headquarted at Avenida Brigadeiro Faria Lima, n. 3.600, 6º and 8º andares, CEP: 04538-132, São Paulo/SP.

Available resources

The transactions carried out under the Share Buyback Program will be supported by the global amount (a) of the earnings and capital reserves, excluding the legal reserve, the future earnings reserve, the special non-distributed dividends reserve and the tax incentive reserve; and (b) of the result of the current year, excluding the amounts to be allocated to the legal reserve, the future earnings reserve, the special non-distributed dividends reserve and the tax incentive reserve and the payment of the mandatory dividend.

Verification of available resources

The availability of funds to support the acquisition of our own shares was and should be verified based on the most recent annual, interim or quarterly financial statements disclosed by the Company prior to the actual transfer to the Company of the ownership of the shares issued by the Company.

Precautionary prudential measures

The use of interim financial statements and quarterly financial information to support operations must observe, at least, the following precautionary prudential measures: (a) segregation of amounts that, if it were the end of the fiscal year, would have to be separated to cover reserves necessarily and the amount that would be allocated to the mandatory dividend; (b) making the necessary deductions to ensure that the amounts to be used to pay the mandatory dividend at the end of the fiscal year and to repurchase shares that are fully backed by realized profits (financially available or very soon available); and (c) analysis of the Company's past regarding the typical behavior of the result in the remaining phase of the fiscal year and a projection for the result of the current fiscal year, submitting such information to the Board of Directors.

Projected annual results

The use of projected results of the current fiscal year will not be allowed to back the operations under the Share Buyback Program.

Validations by the Board

The Board of Directors may only acquire shares if it has taken all necessary steps to ensure that: (a) the settlement of each operation on its maturity is compatible with the Company's financial situation, not affecting the performance of its obligations towards creditors nor the payment of the mandatory dividend; and (b) in the case of verification of existing funds available based on the interim financial statements or reflected in the quarterly results, there are no foreseeable facts capable of causing significant changes in the amount of such resources over the remainder of the fiscal year.

Treasury shares

Under the applicable legislation, the shares, while held in treasury, will not have ownership or political rights. According to paragraph 2 of the article 10 of CVM Instruction 567, treasury shares will not be considered in the quorums for installation and deliberation provided in the Corporations Act and in the regulation of the securities market.

Stock bonus, reverse split and split

If any reverse split, split or bonus in shares of the Company is approved, the number of treasury shares will be changed in order to correct the numerical expression of the volume of shares issued by the Company, without this having the consequence of modification of the balance of the balance sheet that backed the acquisition.

Disposition or cancellation of exceeding shares

The shares acquired under the Buyback Program may, at the discretion of the Board of Directors, be allocated to the eventual exercise of stock options under the Company's stock option plan. The Company must also cancel or dispose of shares that exceed the balance of available profits and reserves, within 6 (six) months, as of the disclosure of the financial statements, annual and interim or quarterly financial information in which the excess.

Additional Information

The Company will keep its shareholders and the market informed about the progress of the Buyback Program through the disclosure of a Notice to the Market or Material Fact on CVM's website (www.cvm.gov.br), of B3 (www.b3.com .br) and the Company (www.linx.com.br).

More information about the Buyback Program can be obtained from the Company's Investor Relations Department, at Avenida Doutora Ruth Cardoso, nº 7221, Ed. Birmann 21, CEP: 05425-902, São Paulo, SP, Brazil, or on the website of the Company (www.linx.com.br).

São Paulo, March 9, 2020.

LINX S.A.

Ramatis Rodrigues
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer